InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

March 2, 2016

BY EDGAR

Ms. Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	InnerWorkings, Inc.

Form 10-K for the Year Ended December 31, 2014

Filed March 6, 2015 File No. 000-52170

Dear Ms. Raminpour:

Set forth below are the responses of InnerWorkings, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated February 17, 2016, relating to the Company’s Form 10-K for the year ended December 31, 2014, filed with the Commission on March 6, 2015. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions, page 44

Comment No. 1

We note your response to prior comment 1. With regard to the DB Studios acquisition, we note that from a purchase price of $45 million, $36 million was recorded as contingent consideration at the time of acquisition. Your response indicates that at the time, you believed it was highly likely that the annual earnout targets would be met and therefore recorded the $36 million liability. Please explain the factors that changed your probability analysis during 2014, one year after the acquisition, that caused you to derecognize $30 million of the contingent consideration liability. Given that you believed at the time of acquisition in 2013 it was highly likely that the earnout targets would be achieved, please specifically explain the factors that changed with DB Studios during 2014 that caused your assumptions to change.

Ms. Melissa Raminpour March 2, 2016 Page 2

Response:

For purposes of clarification, the Company respectfully advises the Staff that the total maximum purchase price for DB Studios (“DB”) was $52 million, rather than $45 million. The $45 million figure represented the maximum contingent consideration component of the purchase price, which the Company valued at $36 million at the time of acquisition. In addition, the Company wishes to note that the change in its probability analysis in the fourth quarter of 2014 was more than a year and a half after the March 2013 acquisition, rather than one year after the acquisition. This length of time following the acquisition provided the Company with more experience and information regarding the DB business.

The Company significantly reduced its forecast for the DB business during the time frame from November 2014 to January 2015 to reflect changes in the outlook for the business. The revised forecast, which in turn resulted in the Company changing its assumptions with respect to the probability associated with earnout payments being made to the sellers of DB, was driven by a number of factors. The most significant input in the fourth quarter of 2014 was that the Company learned that a very large project with DB’s largest pre-acquisition client would be discontinued, rather than merely delayed as had previously been communicated. Prior to the fourth quarter of 2014, the Company believed that this large expected revenue stream would be achieved at some point within the earnout period. Also in the fourth quarter of 2014, the Company lowered its expectations regarding the size of a large project for another significant client of DB. Finally, DB had won significant new business in the fourth quarter of 2013 and the first quarter of 2014 which was ramping up over the course of 2014 and signed a contract for another significant new business award in September 2014. However, by the fourth quarter of 2014 the Company was better able to predict the timing and size of these new business revenue streams, and as part of the Company’s year-end budgeting and forecasting processes the Company concluded that these opportunities were likely, over the course of the remaining earnout period, to offset only a relatively small portion of the declines from the other customers discussed above.

In addition to the above factors, the Company’s change in its probability analysis took into account the “catch-up” earnout structure described in the Company’s previous response to the Staff. This structure allowed the sellers of DB to achieve their full earnout payments if the total of all earnings objectives was achieved at any time during the four-year earnout period. For example, underperformance in year one could be fully offset by outperformance in years two, three and four, resulting in the payment of all of the annual earnout payments. Despite this “catch-up” opportunity, more than a third of the total earnout period had elapsed as of the fourth quarter of 2014, leaving less time to make up for underperformance and leading the Company to change its probability analysis. Although DB’s project-based business was uneven over periods of months and quarters and could benefit from large new revenue streams incremental to the prior year (which had resulted in historically strong year-over-year growth for DB prior to the acquisition), as of the fourth quarter of 2014 the DB business had demonstrated vulnerability to the other side of that coin (i.e., declines from the discontinuation of large projects) and the Company, with the benefit of more experience with the nature and performance of DB’s business, attached more weight to this vulnerability during its year-end forecasting process.

Ms. Melissa Raminpour March 2, 2016 Page 3

In light of the foregoing factors, the Company engaged an independent external valuation firm to value the contingent consideration liability as of December 31, 2014. After management’s careful consideration of the potential impact of all of the above-mentioned factors, and together with the assistance of the independent external valuation firm, the Company determined that it was appropriate to adjust the fair value of the contingent consideration liability in the fourth quarter of 2014.

* * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 999-1900.

Respectfully submitted,

/s/ Jeffrey P. Pritchett

Chief Financial Officer

cc:	Eric D. Belcher
Ronald Provenzano